

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2022

Domenic Della Penna
Chief Financial Officer
Venus Concept Inc.
235 Yorkland Blvd. Suite 900
Toronto, Ontario M2J 4Y8

> **Re: Venus Concept Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 29, 2021**
> **File No. 001-38238**

Dear Mr. Della Penna:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences